Filed Pursuant to Rule 433
Registration No: 333-132936-14

Global Warming ELEMENTSSM Exchange-Traded Notes

Linked to

The Credit Suisse Global Warming Index,Exchange Series

(Global Warming ELEMENTS)

Global Warming ELEMENTS are intended to offer exposure to stocks of 50 exchange-listed companies with business segments that have an increased focus on products or services related to minimizing global warming. The performance of Global Warming ELEMENTS is linked to the Credit Suisse Global Warming Index, Exchange Series (Global Warming Index).

ELEMENTSSM Linked to the Credit Suisse Global Warming Index, Exchange Series (Global Warming ELEMENTS)

“global warming company.” Global warming companies are those with business segments that are focused on minimizing global warming.

The Global Warming Index is built via the following steps: A universe of eligible companies is created from a proprietary database of 20,000 companies. Each company in the universe must be listed on a regulated stock exchange and meet certain business segment revenue criteria to qualify as a global warming company. This universe is then screened to include only those 120 companies with the highest market capitalization, and is then further screened to include only the 100 remaining companies with the highest liquidity.

These 100 companies are then ranked by applying the HOLTTM2 Scoring Methodology. The HOLT Scoring Methodology attempts to identify stocks that meet certain corporate performance, momentum, and valuation characteristics measured objectively by converting a company’s accounting data into cash flows, as measured by CFROI®. Each company is assigned to one of two themes: Demand Side (Companies which provide solutions for more efficient energy consumption) and Supply Side (Companies which limit CO2 production, are involved in electricity generation from renewable sources or which create bio-fuels or fuel-cells).

The 50 companies that will become the Index Components of the Global Warming Index are then selected by taking the 15 highest-scoring stocks in each theme (Demand Side or Supply Side) and then adding the 20 highest-scoring remaining stocks.

Global Warming Index Rebalancing and Reconstitution

The Global Warming Index is reviewed semi-annually each April and October. Any adjustment to the Global Warming Index as a result of this periodic review becomes effective upon rebalancing in May and November. If an existing Index Component becomes ineligible, it will be replaced by the highest ranked non-component on the most recent HOLT produced selection list.

In addition, the universe of eligible global warming companies is reviewed annually in April. As a part of this process, the HOLT committee reviews the criteria for determining the universe of global warming companies.

Ticker	GWO

Intraday Indicative	GWOIV
Value Ticker

Bloomberg Global	CSGWMXTR

Warming Index Ticker

Exchange	NYSE ArcaSM

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	22542D407

Maturity Date	April 10, 2023

Issuer: Credit Suisse (AA-/Aa1)[1]

Credit Suisse, a corporation established under the laws of, and licensed as a bank in, Switzerland, is a wholly-owned subsidiary of Credit Suisse Group. Credit Suisse’s registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. Credit Suisse provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with advisory services, comprehensive solutions and innovative products. Credit Suisse is active in over 50 countries and employs approximately 45,000 people from over 100 different nations. Credit Suisse was founded in 1856.

Index: Credit Suisse Global Warming Index, Exchange Series (Global Warming Index)

The Global Warming Index is an equally-weighted index consisting of 50 exchange-listed companies (Index Components) that qualify as a

THE GLOBAL WARMING INDEX CONSTRUCTION PROCESS

1 The rating of Credit Suisse does not address, affect or enhance the performance of ELEMENTS other than the ability of Credit Suisse to meet its obligations. ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold the ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

2 HOLT is Credit Suisse’s corporate performance and valuation advisory service.

3 As of March 31, 2008.

Golbal Warming ELEMENTSSM Exchange-Traded Notes

Historical Performance

The graph to the right illustrates how the Global Warming Index has performed relative to the S&PTM 500 Total Return Index from January 31, 2003 to March 31, 2008, based on the selection criteria and methodology described on the previous page, except for the fact that a static universe of global warming companies was used. For the purposes of comparison, each index has been rebased to 100 as of January 31, 2003. The Global Warming Index was created on February 25, 2008. As such, the performance in this graph for the Global Warming Index includes both actual historical performance, and, for the period prior to February 25, 2008, hypothetical historical performance. Furthermore, the static universe may not provide a complete representation of how the Global Warming Index would have been constituted and have performed in the past. The historical and hypothetical historical performance represented should not be interpreted as an indication of future performance.

Source: Bloomberg.

What Are Some of the Risks of Global Warming ELEMENTS?

An investment in Global Warming ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1.  No Principal Protection – If the value of the Global Warming Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your Global Warming ELEMENTS, you will receive less, and possibly significantly less, than your original investment in Global Warming ELEMENTS.

2.  Underlying Index and Market Risk –The return on Global Warming ELEMENTS is linked to the performance of the Global Warming Index which, in turn, is linked to the prices of the Global Warming Index Components. Prices may change unpredictably affecting the value of your Global Warming ELEMENTS in unforeseeable ways. In the event of a market disruption, the Global Warming Index publisher may suspend or discontinue the calculation or publication of the Global Warming Index, making it difficult to determine the market value of the Global Warming Index and of your Global Warming ELEMENTS which may, in turn, adversely affect the market price of your Global Warming ELEMENTS.

3.  No Interest Payments – You will not receive any periodic interest payments on Global Warming ELEMENTS.

4.  Issuer Risk – Since Global Warming ELEMENTS are senior unsecured debt securities of Credit Suisse, the amount due on Global Warming ELEMENTS is dependent on Credit Suisse’s ability to pay.

5.  Restrictions on Repurchases by Credit Suisse – You must offer at least $2,500,000 stated principal amount of Global Warming ELEMENTS (250,000 securities) to Credit Suisse for your offer for repurchase to be considered.

6.  Call Feature – Your Global Warming ELEMENTS may be repurchased on or after April 7, 2011 if the principal amount of Global Warming ELEMENTS outstanding is $5,000,000 (500,000 securities) or less.

7.  A Trading Market for Global Warming ELEMENTS May Not Develop – Although we intend to list Global Warming ELEMENTS on the NYSE Arca, a trading market may not develop. The issuer is not required to maintain any listing of Global Warming ELEMENTS on an exchange.

8.  Uncertain Tax Treatment – Significant aspects of the tax treatment of Global Warming ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if Global Warming ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about Global Warming ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

This document is a summary of the terms of the securities and factors you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read this summary together with the pricing supplement dated April 1, 2008, the prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.You should, in particular, review the risks discussed herein and the “Risk Factors” section of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com.

You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-GWO.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

NYSE Arca is a service mark of NYSE Group.

HOLT is a trademark of Credit Suisse or its affiliates in the United States and other countries.

Standard and Poor’s is a trademark of The McGraw-Hill Companies, Inc.

CFROI is a registered trademark of Credit Suisse or its affiliates in the United States and other countries.

© 2008 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-GWO